Exhibit 99.1

No. 32/07

IAMGOLD DECLARES SEVENTH CONSECUTIVE ANNUAL DIVIDEND

Toronto, Ontario, December 13, 2007 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce an annual dividend payment of USD$0.06 per share payable on January 11, 2008 to shareholders of record as of the close of trading on December 24, 2007.

 “We are pleased to maintain IAMGOLD’s Dividend Policy with the seventh consecutive annual dividend to shareholders,” said William Pugliese, Chairman of the Board.  “Over the past year, IAMGOLD has completed the successful integration of all our 2006 acquisitions.  We made significant additions to our resource base, advanced our development projects and continued to explore. The annual distribution of a dividend delivers a direct financial return and represents our philosophy to provide income as well as capital appreciation to shareholders.  In 2008 we will continue to be focused on delivery, growth and accountability.”

The dividend will be distributed in Canadian funds to all shareholders except those registered in the United States based on the U.S. to Canadian dollar exchange rate as issued by the Bank of Canada at the close of business on the record date, December 24, 2007.  For purposes of subsection 89(14) of the Income Tax Act, the Company designates all dividends payable on January 11, 2008 to be eligible dividends.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us form including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2006 Form 40-F is available to shareholders, free of charge, upon written request addresses to the Investor Relations Department.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.